SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)



                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                              Halsey Drug Co., Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4063691087
           -----------------------------------------------------------
                                 (CUSIP Number)

                                 David R. Ramsay
                              Care Capital II, LLC
                                47 Hulfish Street
                                    Suite 310
                               Princeton, NJ 08542
                            Tel. No.: (609) 683-8300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                                             Page 2 of 16 pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of above persons (entities only):
      Care Capital Investments II, LP
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [x]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          14,705,882
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          0
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          14,705,882
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      14,705,882
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):     1
                           [x]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      41.1%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      PN
--------------------------------------------------------------------------------

1 The Reporting Person disclaims ownership of 65,957,490 additional Shares, which it may be deemed to indirectly beneficially own, as described more fully in Items 4 and 5 below.

                                                              Page 3 of 16 pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of above persons (entities only):
      Care Capital II, LLC
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [x]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      AF
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          14,705,882
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          0
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          14,705,882
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      14,705,882
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):     1
                           [x]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      41.1%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      OO
--------------------------------------------------------------------------------

1 The Reporting Person disclaims ownership of 65,957,490 additional Shares, which it may be deemed to indirectly beneficially own, as described more fully in Items 4 and 5 below.

                                                                    Page 4 of 16
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of above persons (entities only):
      Jan Leschly
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [x]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      AF
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          14,705,882
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          0
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          14,705,882
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      14,705,882
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):     1
                           [x]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      41.1%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      IN
--------------------------------------------------------------------------------

1 The Reporting Person disclaims ownership of 65,957,490 additional Shares, which it may be deemed to indirectly beneficially own, as described more fully in Items 4 and 5 below.

                                                                    Page 5 of 16
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of above persons (entities only):
      David R. Ramsay
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [x]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      AF
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          14,705,882
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          0
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          14,705,882
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      14,705,882
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):     1
                           [x]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      41.1%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      IN
--------------------------------------------------------------------------------

1 The Reporting Person disclaims ownership of 65,957,490 additional Shares, which it may be deemed to indirectly beneficially own, as described more fully in Items 4 and 5 below.

                                                                    Page 6 of 16
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      S.S. or I.R.S. Identification Nos. of above persons (entities only):
      Jerry N. Karabelas
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [x]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      AF
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          14,705,882
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          0
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          14,705,882
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      14,705,882
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):     1
                           [x]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      41.1%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      IN
--------------------------------------------------------------------------------

1 The Reporting Person disclaims ownership of 65,957,490 additional Shares, which it may be deemed to indirectly beneficially own, as described more fully in Items 4 and 5 below.

Item 1.       Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the Shares") of Halsey Drug Co., Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 695 N. Perryville Road, Crimson Building No. 2, Unit 4, Rockford, Illinois 61107.

     Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (the "Filing Persons"): Care Capital Investments II, LP, a Delaware limited partnership ("CC LP"), Care Capital II, LLC, a Delaware limited liability company ("CC LLC"), Jan Leschly, a managing member of CC LLC, David Ramsay, a managing member of CC LLC, and Jerry Karabelas, a managing member of CC LLC. The Joint Filing Agreement among the Filing Persons is annexed hereto as Exhibit 1.

     The address of the principal business and office of CC LP and CC LLC is 47 Hulfish Street, Suite 310, Princeton, NJ 08542. The principal business of CC LP is to invest in securities. The principal business of CC LLC is to serve as the general partner of CC LP.

     Attached as Schedule 1, which is incorporated herein by reference, is the name, business address, present principal occupation or employment, name, principal business and address of the organization in which such employment is conducted, and citizenship of each of the managing members of CC LLC.

     During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of CC LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of CC LLC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Pursuant to certain provisions described more fully in Item 4 below, CC LLC, CC LP, Mr. Leschly, Mr. Ramsay and Mr. Karabelas may be deemed to be members of a group along with the other 2002 Holders, Galen (as defined below), Oracle (as defined below), Michael Reicher, Chief Executive Officer of the Company, and Peter Clemens, Chief Financial Officer of the Company and thus may be deemed to indirectly beneficially own 65,957,490 additional Shares beneficially owned by the other 2002 Holders, Galen, Oracle, Mr. Reicher and Mr. Clemens. Each of CC LLC, CC LP, Mr. Leschly, Mr. Ramsay and Mr. Karabelas disclaims ownership of such additional Shares.

                                                                    Page 8 of 16
--------------------------------------------------------------------------------

     Item 3. Source and Amount of Funds or Other Consideration.


     The general and limited partners of CC LP contributed, in the aggregate, $5,000,000 to CC LP to fund CC LP and the acquisition of a 5% convertible senior secured debenture of the Company in the principal amount of $5,000,000.

     Item 4. Purpose of Transaction.

     Pursuant to the Debenture Purchase Agreement, dated December 20, 2002, by and among the Company, CC LP and the other parties set forth on Exhibit A attached thereto (the "Debenture Purchase Agreement"), annexed hereto as Exhibit 2 and described more fully below, the Company completed a private sale of its 5% convertible senior secured debentures (the "Debentures") to CC LP and certain other purchasers (collectively, together with CC LP, the "2002 Holders"). Pursuant to the terms and conditions of the Debenture Purchase Agreement, CC LP acquired a Debenture in the principal amount of $5,000,000 (the "CC LP Debenture") for a purchase price of $5,000,000. The CC LP Debenture is convertible into Shares at any time at the option of the holder. The current conversion price of the Debentures is $0.34 per share. Thus, CC LP may currently be deemed to beneficially own 14,705,882 Shares.

     The CC LP Debenture and the Shares underlying the CC LP Debenture that may be acquired by CC LP upon conversion thereof and which CC LP may be deemed to beneficially own were acquired for, and are being held for, investment purposes, and were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company.

     A. Debenture Purchase Agreement

     i. Preemptive Rights

     The Debenture Purchase Agreement provides that if the Company desires to sell any equity securities (including convertible debt securities) to a third party, the Company must first offer to sell such securities to the 2002 Holders on a pro rata basis on the terms and conditions specified by the Company (the "Offer"). The Offer must remain open for at least 30 days, and is subject to certain limitations and exceptions, as more fully described in the Debenture Purchase Agreement.

     ii. Co-Sale Rights

     The Debenture Purchase Agreement provides that if Galen Partners, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P. (collectively, "Galen"), Oracle Strategic Partners L.P. ("Oracle"), Michael Reicher, Chief Executive Officer of the Company, or Peter Clemens, Chief Financial Officer of the Company, intends to transfer any Shares owned by it/him or any Debentures or certain other debt securities owned by it/him, such transferor (the "Selling Security Holder") must notify the 2002 Holders in writing of such proposed transfer and the terms and conditions thereof. Within 15 business days of the date of such notice, each 2002 Holder must notify the Selling Security Holder if such holder elects to participate in the proposed transfer described in the written notice provided by the Selling Security Holder. Any 2002 Holder that desires to participate in such transfer may do so on a pro rata basis, subject to certain terms and conditions, as more fully described in the Debenture Purchase Agreement.

                                                              Page 9 of 16 pages
--------------------------------------------------------------------------------

     iii. Amendments to Company's Certificate of Incorporation and Voting Rights

     The Debenture Purchase Agreement provides that the Company will present to its shareholders and debentureholders for consideration at the Company's next annual meeting of shareholders: (a) a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized Shares available for issuance from 80,000,000 to such number of Shares as shall equal the sum of (I) the Company's issued and outstanding Shares, plus (II) the number of Shares issuable upon the conversion and exercise of the Company's outstanding convertible securities, plus (III) the number of Shares issuable upon conversion of the Debentures and the exercise of certain warrants, plus (IV) 50 million shares, as such sum shall be rounded up to the nearest whole five million Shares; (b) a proposal to amend the Company's Certificate of Incorporation to provide that holders of the Debentures shall have the right to vote as part of a single class with all holders of Shares on all matters to be voted on by shareholders, with the holders of Debentures having such number of votes as shall equal the number of votes they would have had had such debentureholders converted the entire outstanding principal amount of their Debentures into Shares immediately prior to the record date relating to such vote, provided, that any Debentures held by CC LP shall have no such voting rights and the Certificate of Incorporation shall state the same; and (c) a proposal to elect as directors one designee of each of CC LP and Essex Woodlands Health Ventures Fund V ("Essex"), which designees shall also be appointed, if so requested by such designee in its sole discretion, to the Company's Executive Committee and Compensation Committee and any other committee of the Company.

     iv. Appointment of CC LP Designee

     Pursuant to the terms and conditions of the Debenture Purchase Agreement, as of December 20, 2002, the Board of Directors of the Company was reconstituted to include one director-designee of CC LP, Mr. Karabelas. Mr. Karabelas filled an existing vacancy on the Company's Board of Directors.

     The above summary description of the Debenture Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Debenture Purchase Agreement annexed hereto as Exhibit 2, which is incorporated herein by reference.

     B. The CC LP Debenture

     The CC LP Debenture, annexed hereto as Exhibit 4, bears interest at the rate of 5% per annum. Such interest payments are to be made (i) 50% in cash, and
(ii) 50% in kind (i.e., in the form of additional Debentures that are substantially identical to the CC LP Debenture), subject to the terms and conditions set forth in the CC LP Debenture. The maturity date of the CC LP Debenture is March 31, 2006. The CC LP Debenture is convertible into Shares at any time at the option of CC LP. The conversion price is subject to certain downward adjustments, as set forth more fully in the CC LP Debenture. The above summary description of the CC LP Debenture is not intended to be complete and is qualified in its entirety by reference to the full text of the CC LP Debenture, which is incorporated herein by reference.

                                                             Page 10 of 16 pages
--------------------------------------------------------------------------------

     C. The Debentureholders Agreement

     CC LP is a party to the Debentureholders Agreement, dated as of December 20, 2002, by and among the Company, the 2002 Holders and the holders of certain other Company debentures (the "Debentureholders Agreement"), annexed hereto as
Exhibit 5. The Debentureholders Agreement provides the 2002 Holders with certain veto rights with respect to any modification of the rights of the holders of the Debentures, the issuance of any senior securities by the Company, certain distributions to Company security holders and certain extraordinary corporate transactions by the Company (including, without limitation, mergers, liquidations, certain joint ventures, etc.). Any such transaction requires the affirmative prior written consent of at least 66 2/3% of the outstanding principal amount of the Debentures then outstanding. The above summary description of the Debentureholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Debentureholders Agreement, which is incorporated herein by reference.

     D. Registration Rights Agreement

     CC LP, the other 2002 Holders and the other parties signatory thereto are party to the Registration Rights Agreement, dated as of December 20, 2002, annexed hereto as Exhibit 6, that provides that, in certain circumstances and upon the terms and conditions stated therein, the 2002 Holders will have the right to request the Company to effect a registration (a "Registration Request") of the Debentures and the Shares underlying the Debentures. In addition, in the event that the Company proposes to register any of its securities for its own account (other than certain registrations relating to a stock option or other similar employee benefit plan or relating to certain business combinations), CC LP will have the right, subject to a priority in favor of the Company, to have the Shares issuable upon conversion of the CC LP Debenture included in such registration on a pro rata basis with other holders of registrable securities being included in such registration.

     The above summary description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated herein by reference.

     E. Reserved Shares Waiver Agreement

     CC LP is party to the Reserved Shares Waiver Agreement, dated as of December 20, 2002, by and among the Company, Galen, Oracle, CC LP, Essex, Watson Pharmaceuticals, Inc. ("Watson") and the other parties signatory thereto (the "Reserved Shares Waiver"), annexed hereto as Exhibit 7. Pursuant to the Reserved Shares Waiver, each of Galen and Oracle (collectively, the "Waiving Parties") agreed to release in favor of CC LP, Essex and Watson their rights to Shares previously reserved by the Company for issuance to the Waiving Parties upon the conversion into Shares of convertible securities held by the Waiving Parties (collectively, the "Reserved Shares"). Pursuant to the Reserved Shares Waiver, the Reserved Shares were reallocated to and reserved for issuance to CC LP, Essex and Watson on a pro rata basis. The above summary description of the Reserved Shares Waiver is not intended to be complete and is qualified in its entirety by reference to the full text of the Reserved Shares Waiver, which is incorporated herein by reference.

                                                             Page 11 of 16 pages
--------------------------------------------------------------------------------

     F. Voting Agreement

     In connection with the proposed amendments to the Certificate of Incorporation of the Company and the election of directors of the Company, the Company, CC LP and certain other security holders executed a Voting Agreement, dated December 20, 2002 (the "Voting Agreement"), annexed hereto as Exhibit 3, providing that, among other things, each such person shall vote the Shares (including Shares underlying any existing debentures of the Company) owned by it in favor of the proposals described above in Item 4, A. Debenture Purchase Agreement, iii. Amendments to Company's Certificate of Incorporation and Voting Rights, above. The Voting Agreement also provides that each of the signatories to the Voting Agreement shall vote the Shares (including Shares underlying any existing debentures of the Company), and take or cause to be taken such other actions, as may be required from time to time to elect to the Board of Directors of the Company one person designated by CC LP.

     The above summary description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement annexed hereto as Exhibit 3, which is incorporated herein by reference.

     Except as set forth herein, or as set forth in the Exhibits annexed hereto, none of the Filing Persons has any plans or proposals that relate to or would result in any of the following:

     (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (ii)  an   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (iv) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (v) any material change in the present capitalization or dividend policy of the Company;

     (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                                                             Page 12 of 16 pages
--------------------------------------------------------------------------------

     (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (x) any action similar to any of those enumerated above. The Filing Persons may in the future directly acquire or dispose of Shares in open market or private transactions, block purchases or otherwise. The Filing Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. In that regard, pursuant to the Registration Rights Agreement, CC LP may be entitled to certain registration rights with respect to the Shares to permit the public sale thereof in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Each of the Filing Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

     Item 5. Interest in Securities of the Issuer.

     (a) As more fully described in Item 4 above, because of the convertible feature of the Debentures, the Debenture Purchase Agreement and the other documents entered into by CC LP with respect to the transaction, CC LP may be deemed to be the beneficial owner of approximately 14,705,882 Shares, which constitutes approximately 41.1% of the outstanding capital stock of the Company. By virtue of CC LLC's status as general partner of CC LP, CC LLC may be deemed to be the indirect beneficial owner of the 14,705,882 Shares that CC LP may be deemed to beneficially own, which constitutes approximately 41.1% of the outstanding capital stock of the Company. Messrs. Leschly, Karabelas and Ramsay, as managing members of CC LLC, may be deemed to be the beneficial owners of 14,705,882 Shares, which constitutes approximately 41.1% of the outstanding capital stock of the Company. As more fully described in Item 4 above, CC LLC, CC LP, Mr. Leschly, Mr. Ramsay and Mr. Karabelas may be deemed to be the indirect beneficial owner of 65,957,490 additional Shares beneficially owned by the other 2002 Holders, Galen, Oracle, Mr. Reicher and Mr. Clemens, which additional Shares together with the 14,705,882 Shares constitutes approximately 79.3% of the outstanding capital stock of the Company. Each of CC LLC, CC LP, Mr. Leschly, Mr. Ramsay and Mr. Karabelas disclaims ownership of such additional Shares. Ownership interests set forth herein are based on the number of shares of capital stock of the Company outstanding as of December 20, 2002 provided to the Filing Persons by the Company.

     (b) By virtue of its status as general partner of CC LP, CC LLC may be deemed to have shared voting and dispositive power with respect to the Shares that CC LP may be deemed to beneficially own. By virtue of their status as managing members of CC LLC, each of Messrs. Leschly, Karabelas and Ramsay may be deemed to have shared voting and dispositive power with respect to such Shares. Each of Messrs. Leschly, Karabelas and Ramsay hereby disclaim such ownership.

                                                             Page 13 of 16 pages

--------------------------------------------------------------------------------
     (c) During the past sixty days prior to the date hereof, none of the Filing Persons or, to the knowledge of the Filing Persons, any executive officer, director or managing member of any of the Filing Persons has engaged in any transaction in the Shares.

     (d) No person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by the Filing Persons.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of the Debenture Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     A copy of the Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     A copy of the CC LP Debenture is attached hereto as Exhibit 4 and is incorporated herein by reference.

     A copy of the Debentureholders Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

     A copy of the Registration Rights Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

     A copy of the Reserved Shares Waiver is attached hereto as Exhibit 7 and is incorporated herein by reference.

     Except for the agreements and instruments described in the response to Item 4, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                             Page 14 of 16 pages
--------------------------------------------------------------------------------

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement dated as of December 30, 2002, among the Filing Persons.

     Exhibit 2 Debenture Purchase Agreement, dated as of December 20, 2002, by and among the Company, Care Capital Investments II, LP and the other parties set forth on Exhibit A attached thereto.

     Exhibit 3 Voting Agreement, dated as of December 20, 2002, by and among the Company, Care Capital Investments II, LP and the other parties set forth on the signature pages attached thereto.

     Exhibit 4 5% Convertible Senior Secured Debenture due March 31, 2006, dated December 20, 2002, executed by the Company in favor of Care Capital Investments II, LP.

     Exhibit 5 Debentureholders Agreement, dated as of December 20, 2002, by and among the Company, Care Capital Investments II, LP and the other parties set forth on the signature pages attached thereto.

     Exhibit 6 Registration Rights Agreement, dated as of December 20, 2002, by and among the Company, Care Capital Investments II, LP and the other parties set forth on Schedule 1 attached thereto.

     Exhibit 7 Reserved Shares Waiver Agreement, dated as of December 20, 2002, by and among the Company, Care Capital Investments II, LP and the other parties set forth on the signature pages attached thereto.

     Exhibit 8 Power of Attorney of Jan Leschly and Jerry N. Karabelas, dated December 30, 2002.

                                                             Page 15 of 16 pages
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2002       CARE CAPITAL INVESTMENTS II, LP
                                By: Care Capital II, LLC, as General Partner


                                By: /s/ David R. Ramsay
                                    --------------------------------------------
                                    Name:  David R. Ramsay
                                    Title: Attorney-in-Fact


Dated:  December 30, 2002

                                  Care Capital II, LLC


                                  By: /s/ David R. Ramsay
                                      ------------------------------------------
                                      Name:   David R. Ramsay
                                      Title:  Attorney-in-Fact


Dated:  December 30, 2002        /s/ David R. Ramsay
                                 -----------------------------------------------
                                 David R. Ramsay, as attorney-in-fact
                                 for Jan Leschly



Dated:  December 30, 2002       /s/ David R. Ramsay
                                ------------------------------------------------
                                David R. Ramsay



Dated:  December 30, 2002      /s/ David R. Ramsay
                               -------------------------------------------------
                               David R. Ramsay, as attorney-in-fact
                               for Jerry N. Karabelas

                                                             Page 16 of 16 pages
--------------------------------------------------------------------------------
                                                                      Schedule 1

                    Managing Members of Care Capital II, LLC

     The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the organization in which such employment is conducted, and citizenship of each of the managing members of Care Capital II, LLC:


------------------------------------------------------------------------------------------------------------------------------------
           NAME                    ADDRESS                         CITIZENSHIP                PRINCIPAL OCCUPATION
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Jan Leschly                  c/o Care Capital, LLC, 47              Denmark                  Managing Member, Care Capital II, LLC
                             Hulfish Street, Suite 310,
                             Princeton, NJ 08542
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Jerry N. Karabelas           c/o Care Capital, LLC, 47              United States            Managing Member, Care Capital II, LLC
                             Hulfish Street, Suite 310,
                             Princeton, NJ 08542

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
David R. Ramsay              c/o Care Capital, LLC, 47             United States            Managing Member, Care Capital II, LLC
                             Hulfish Street, Suite 310,
                             Princeton, NJ 08542
------------------------------------------------------------------------------------------------------------------------------------
